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RECEIVED
2005 MAR -9 P 2:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn: Elliot B. Staffin

05006541

By Courier

1 March 2005

Our Ref 我所文號 SYL

Dear Ladies and Gentlemen:

Re: Dairy Farm International Holdings Limited, Mandarin Oriental International Limited, Hongkong Land Holdings Limited and Jardine Cycle & Carriage Limited – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 – Notification regarding Exemption Numbers 82-2962, 82-2955, 82-2964 and 82-3163

This letter is being furnished to the Securities and Exchange Commission (the "**Commission**") on behalf of Dairy Farm International Holdings Limited, Mandarin Oriental International Limited and Hongkong Land Holdings Limited, companies incorporated with limited liability in Bermuda, and Jardine Cycle & Carriage Limited, incorporated with limited liability in Singapore, respectively (the "**Jardine Companies**").

The Commission has granted the Jardine Companies exemption numbers 82-2962, 82-2955, 82-2964 and 82-3163, respectively.

The Jardine Companies wish to notify the Commission that they will no longer furnish the information required pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act, as they have in the past in order to qualify for the exemption under Rule 12g3-2(b), as they no longer intend to rely on such exemption.

3/21

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

If you have any questions regarding this notification, please contact Sang Lee at (852) 2842 4813 or Alex Cheung at (852) 2842 4800 at Linklaters.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter in the envelope provided.

Yours sincerely

Sanghoon Lee